
September 24, 2014

Via E-mail
Helen P. Johnson-Leipold
Chief Executive Officer
Johnson Outdoors Inc.
555 Main Street
Racine, WI 53403

> **Re: Johnson Outdoors Inc.**
> **Form 10-K for the Fiscal Year Ended September 27, 2013**
> **Filed December 6, 2013**
> **File No. 000-16255**

Ms. Johnson-Leipold:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement filed January 13, 2014

Executive Officers, page 16

1. We note that you identify only two executive officers, your principal executive officer and your principal financial officer. Please explain to us why you believe that none of the members of your management, other than your PEO and PFO, is an "executive officer" as defined by Exchange Act Rule 3b-7. Based on the titles and descriptions of other members of your management found on your website at http://investor.johnsonoutdoors.com/management.cfm it appears that several other members of your management may meet the definition of "executive officer." We may have additional comment upon reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor